SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*




                            Advance Financial Bancorp
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   007437 10 6
-------------------------------------------------------------------------------
                                 (CUSIP Number)

* The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                Page 1 of 4 pages

CUSIP No. 007437 10 6          Schedule 13G                   Page 2 of 4 Pages
          -----------         --------------

1.    Name of Reporting Person
      S.S. or I.R.S. Identification Number of above person:

      Advance Financial Savings Bank Employee Stock Ownership Plan

2.    Check the appropriate box if a member of a group*

            (a)   |X|               (b)   |_|

3.    SEC Use Only

4.    Citizenship or Place of Organization:  West Virginia

Number of Shares Beneficially Owned by Each Reporting Person with:

5.    Sole Voting Power:                                0
                                                  --------------

6.    Shared Voting Power:                            86,756
                                                  --------------

7.    Sole Dispositive Power:                           0
                                                  --------------

8.    Shared Dispositive Power:                       86,756
                                                  --------------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:
           86,756
        ------------

10.   Check Box If The Aggregate Amount in Row (9) Excludes Certain
      Shares*

11.   Percent of Class Represented by Amount in Row 9:     8.00     %
                                                        ----------

12.   Type of Reporting Person*: EP



                                * SEE INSTRUCTION

                       Securities and Exchange Commission
                             Washington, D.C. 20549

Item 1(a)   Name of Issuer:  Advance Financial Bancorp
            --------------

Item 1(b)   Address of Issuer's Principal Executive Offices:
            -----------------------------------------------

                        1015 Commerce Street
                         Wellsburg, West Virginia 26070

Item 2(a)   Name of Person Filing:
            ---------------------

            Advance Financial Savings Bank Employee Stock Ownership Plan

Item 2(b)   Address of Principal Business Office:  Same as Item 1(b)
            ------------------------------------

Item 2(c)   Citizenship:  West Virginia
            -----------

Item 2(d)   Title of Class of Securities:  Common Stock
            ----------------------------

Item 2(e)   CUSIP Number:       007437 10 6
            ------------        -----------

Item 3      Check whether the person filing is a:
            ------------------------------------

Item           X        3(f) X  Employee  Benefit  Plan,  Pension  Fund which is
            ------- subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item           X        3(h)   X   Group,   in   accordance   with   Rule   13d-
            -------     1(b)(1)(ii)(H).

Item 3(a)(b)(c)(d)(e)(g) - not applicable.

Item 4(a)   Amount Beneficially Owned:                                  86,756
            -------------------------                                   ------

Item 4(b)   Percent of Class:       8.00  %
            ----------------        ----

Item 4(c)   Number of shares as to which such person has:
            (i)   sole power to vote or to direct the vote                -0-
                                                                        -------

            (ii)  shared power to vote or to direct the
                  vote                                                  86,756
                                                                        -------

            (iii)sole power to dispose or to direct the
                 disposition of                                           -0-
                                                                        -------

            (iv)  shared power to dispose or to direct the
                  disposition of                                        86,756
                                                                        -------

Item 5      Ownership of Five Percent or Less of Class:
            ------------------------------------------

                                 Not Applicable

Item 6      Ownership of More than Five Percent on Behalf of Another
            --------------------------------------------------------
            Person:
            ------

                                 Not applicable.

Item 7      Identification and Classification of the Subsidiary Which
            ---------------------------------------------------------
            Acquired the Security Being Reported on by the Parent
            ---------------------------------------------------------
            Holding Company.
            ---------------

                                 Not Applicable

Item 8      Identification and Classification of Members of the Group.
            ---------------------------------------------------------

            This Schedule 13G is being filed on behalf of the Employee Stock Ownership Plan ("ESOP") identified in Item 2(a) by the ESOP Committee and the ESOP Trustee both filing under the Item 3(f) and 3(h) classifications. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities exclusive of those shares held by the ESOP as well as identification of members of these groups.

Item 9      Notice of Dissolution of Group.
            ------------------------------

                                 Not Applicable

Item 10     Certification.
            -------------

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

      After reasonable inquiry and to the best of my knowledge and belief, as a member of the ESOP Committee and as an ESOP Trustee, I certify that the information set forth in this statement is true, complete and correct.



/s/ James R. Murphy                                             2/11/97
---------------------------------                               -------
James R. Murphy, as Trustee                                       Date



---------------------------------                               -------
John R. Sperlazza, as Trustee                                     Date



/s/ Gary Young                                                  2/11/97
---------------------------------                               -------
Gary Young, as Trustee                                            Date



/s/ George H. Johnson                                           2/11/97
---------------------------------                               -------
George H. Johnson, as Trustee                                     Date



/s/ William E. Watson                                           2/11/97
---------------------------------                               -------
William E. Watson, as Trustee                                     Date

Exhibit A
---------

                       Identification of Members of Group
                       ----------------------------------

      Shares of common stock of the issuer are held in trust for the benefit of participating employees by the ESOP Trustee. The ESOP Trustee shares voting and dispositive power with the ESOP Committee. By the terms of the ESOP, the ESOP Trustee votes stock allocated to participant accounts as directed by participants. Stock held by the ESOP Trust, but not yet allocated is voted by the ESOP Trustee as directed by the ESOP Committee. Investment direction is exercised by the ESOP Trustee as directed by the ESOP Committee. The ESOP Committee and the ESOP Trustee share voting and dispositive power with respect to the unallocated stock held by the ESOP pursuant to their fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended.

      Members of the ESOP Committee and ESOP Trustees and their beneficial ownership of shares of common stock of the issuer exclusive of membership on the ESOP Committee and as ESOP Trustee and of shares beneficially owned as a Participant in the ESOP are as follows:

                                 Beneficial               Beneficial Ownership
    Name                         Ownership (1)            as ESOP Participant
-------------------------------------------------------------------------------

James R. Murphy                         15,000                       -0-
John R. Sperlazza                       15,000                       -0-
Gary Young                               7,500                       -0-
George H. Johnson                        7,000                       -0-
William E. Watson                       15,000                       -0-




-------------------------
(1) Includes shares of common stock of issuer owned in conjunction with family members. The ESOP Committee and ESOP Trustee disclaim ownership of these shares in conjunction with the exercise of their fiduciary duties as members of the ESOP Committee and as ESOP Trustee.